Exhibit 4.5

Description of the Registrant’s Securities

Registered Pursuant to Section 12 of the

Securities Exchange Act of 1934, as Amended

Our Common Stock, $0.0001 par value per share, is the only class of securities of The OLB Group, Inc., a Delaware corporation (the “Company”), registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended. The common stock is listed on the NASDAQ Capital Market under the symbol “OLB.”

The following description of the Company’s common stock is a summary and does not purport to be complete. It is subject to, and qualified in its entirety by, reference to the Company’s Amended and Restated Certificate of Incorporation (the “Charter”) and Amended and Restated By-Laws (the “Bylaws”), each of which are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.5 is a part, and the Delaware General Corporation Law (the “DCL”). We encourage you to read the Articles, the Bylaws and the applicable provisions of the DCL for additional information.

Authorized Shares of Capital Stock

We are authorized to issue 50,000,000 shares of common stock, par value $0.0001 per share. The outstanding shares of common stock are fully paid and nonassessable.

The transfer agent and registrar for our common stock is Transfer Online, Inc.

We are also authorized to issue up to 1,000,000 shares of preferred stock, par value $.0001 per share. Our Articles provide that shares of preferred stock may be issued from time to time, in one or more series, with such designations, relative rights, preferences, limitations, dividend rights, redemption prices, liquidation prices, conversion rights, sinking or purchase fund rights or other privileges as our board of directors may establish. There are no issued and outstanding shares of preferred stock.

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders is determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Subject to the supermajority votes for some matters, other matters are decided by the affirmative vote of our stockholders having a majority in voting power of the votes cast by the stockholders present or represented and voting on such matter. Our amended and restated bylaws also provide that our directors may be removed only for cause by the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the votes that all our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the votes that all of our stockholders would be entitled to cast in any annual election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our amended and restated bylaws; provided, however, that no such change to any bylaw may alter, modify, waive, abrogate or diminish the our obligation to provide the indemnity called for by Article 10 thereunder. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

Dividend Rights

The holders of common stock may receive cash dividends if declared by the Board of Directors out of funds legally available for that purpose, subject to the rights of any holders of preferred shares and any other restrictions that may be applicable to the Company.

Rights upon Liquidation

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Other Rights and Preferences

Holders of common stock have no preemptive or similar equity preservation rights. There are no redemption or sinking fund provisions applicable to the common stock. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock that we may authorize and issue in the future. For example, issuance of preferred stock could result in a class of securities outstanding that will have preferences with respect to dividends and in liquidation over the common stock and could (upon conversion or otherwise) enjoy all of the rights appurtenant to common stock.

Delaware Law and Certain Charter and By-Law Provisions

Delaware Anti-Takeover Law. We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

●	prior to the date of the transaction, the board of directors of the Company approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced, excluding specified shares; or

●	at or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a “business combination” to include:

●	any merger or consolidation involving the Company and the interested stockholder;

●	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the Company to or with the interested stockholder;

●	subject to exceptions, any transaction that results in the issuance or transfer by the Company of any stock of the Company to the interested stockholder;

●	subject to exceptions, any transaction involving the Company that has the effect of increasing the proportionate share of the stock of any class or series of the Company beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the Company.

In general, Section 203 defines an “interested stockholder” as any person that is:

●	the owner of 15% or more of the outstanding voting stock of the Company;

●	an affiliate or associate of the Company who was the owner of 15% or more of the outstanding voting stock of the Company at any time within three years immediately prior to the relevant date; or

●	the affiliates and associates of the above.

Under specific circumstances, Section 203 makes it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the Charter or Bylaws, elect not to be governed by this section, effective 12 months after adoption.

Our Charter and Bylaws do not exclude us from the restrictions of Section 203. We anticipate that the provisions of Section 203 might encourage companies interested in acquiring us to negotiate in advance with our board of directors since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

Certificate of Incorporation and Bylaws. Our Certificate of Incorporation and Bylaws contain provisions that could have the effect of discouraging potential acquisition proposals or tender offers or delaying or preventing a change of control of our company. These provisions are as follows:

●	authorizing the issuance of “blank check” preferred stock without any need for action by stockholders;

●	limiting the ability of stockholders to call special meetings of stockholders;

●	permitting stockholder action by written consent;

●	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings;

●	requiring a super-majority vote of our stockholders to remove directors of our company; and

●	providing that our stockholders may only remove our directors for “cause” (as defined in our bylaws).

These provisions affect your rights as a stockholder since they permit our Board of Directors to make it more difficult for common stockholders to replace members of the Board or undertake other significant corporate actions. Because our Board of Directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt to replace our current management team.

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